FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

10 January 2005

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-........

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC

(Registrant)

Date: 10 January 2005	By:	STEVEN JOHN WEBB

Steven John Webb
Group Company Secretary and General Counsel

10 January 2005

PREMIER FARNELL PLC

Extraordinary General Meeting

The Company announces that it is today posting to shareholders a circular containing notice of an Extraordinary General Meeting of the Company to be held on 9 February 2005.

The circular proposes amendments to Premier Farnell plc’s articles of association to enable the Company to terminate its reporting obligations under the US Securities Exchange Act of 1934.

Premier Farnell will only be able to file for de-registration from the SEC once the number of US Shareholders, whether holding directly or through nominees, falls below 300 with respect to each of the Ordinary Shares and the Preference Shares as separate classes.  Consequently the circular seeks shareholder approval for a new provision enabling the Board to require Ordinary Shares or Preference Shares which are held by US Shareholders to be sold to non-US persons. If the Board decides to exercise the compulsory transfer power, it expects to apply the power first to those US Shareholders with the smallest holdings of Ordinary or Preference Shares in order to meet this requirement.

Thereafter, to avoid re-commencement of SEC reporting requirements, the Board may require Ordinary and Preference Shares to be sold in order to ensure that, at the beginning of each subsequent financial year, the number of US Shareholders for each class of share remains below 300.

The Company has established that, on the basis of the current numbers and holdings of US Shareholders and the termination of the ADR programme announced on 9 December 2004, only a small number of Ordinary Shares and Preference Shares would have to be sold in order to bring the number of US Shareholders of each class to below 300.

A copy of the circular can be accessed on the Company’s website (www.premierfarnell.com) and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonade
Canary Wharf
London E14 5HS

Tel: 020 7676 1000

- Ends -

Enquiries:

James Garthwaite, Group Director, Communications	Premier Farnell plc	+44 (0) 20 7851 4100
Richard Mountain	Financial Dynamics (UK)	+44 (0) 20 7269 7291
Andrew Saunders	Taylor Rafferty (NA)	+ 1 212 889 4350